

Mail Stop 4631

December 20, 2017

Via E-Mail
Tony Liu
Chairman and Chief Executive Officer
UBI Blockchain Internet, Ltd.
SmartSpace 3F, Level 9, Unit 908, 100 Cyberport Rd.
Hong Kong, People's Republic of China

> **Re: UBI Blockchain Internet, Ltd.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 12, 2017**
> **File No. 333-217792**

Dear Mr. Liu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 21, 2017 letter.

Selling Stockholders, page 26

1. We note your response to comment 1 in our letter dated September 21, 2017. Please clearly disclose the following:

   - We note disclosure on page 26 that Shenzen Nova E-commerce, Ltd. was acquired as a 100% subsidiary. Please file the information required by Item 601(b)(21) of Regulation S-K and include Exhibit 21 in your exhibit index.

   - Your reliance on Section 3(a)(9) of the Securities Act to exempt the issuance of shares to the 130 former holders of NOVA shares is misplaced. Section 3(a)(9) does not apply to an exchange of securities by a parent for securities of its subsidiary, or the reverse. The parent and the subsidiary are considered to be two separate issuers.

In this regard, please see Securities Act Compliance and Disclosure Interpretation Question 125.05. Further, the transaction you describe in the S-1, where 130 Class C selling stockholders "obtained their unregistered restricted shares in exchange of their pro-rata ownership of Shenzhen Nova E-commerce, Ltd., *where such entity was acquired by the Company as a 100% owned subsidiary*" is an acquisition, and not a "reclassification" of securities of a single issuer. We also note disclosure in the Business section that you "acquired 100% ownership of Shenzhen Nova E-commerce, Ltd., a private Shenzhen Chinese corporation *in exchange for* 25,000,000 unregistered restricted Class C common shares." As such, please revise your disclosure on page 26 to remove the implication that the exemption under Section 3(a)(9) is available.

- We note your disclosure that all of the NOVA shareholders are Chinese citizens and that the exchanged shares of common stock contained a legend restricting transferability absent registration or applicable exemption. If you intended that your offering comply with the requirements of the safe harbor described in Regulation S, please clarify, and briefly describe the facts supporting your reliance on Regulation S, citing each of the relevant requirements. Otherwise, as previously requested, please revise your risk factors to disclose that you may have issued these shares in a manner that was not consistent with Section 5 of the Securities Act.

Interests of Named Experts and Counsel, page 68

2. We note that you have included Class A shares issued to your counsel and its affiliates in this prospectus for resale, but have not disclosed this under "Interests of Named Experts and Counsel." Note that the instructions to Item 509 of Regulation S-K provide that the interest of counsel in the company will not be deemed substantial if the fair market value of the interest does not exceed $50,000. Based on the number of shares registered and the fixed offering price for the Class A shares of $3.70 per share, the interests of counsel and its affiliates appear to be "substantial" and as such, should be disclosed in this section. Please see Item 509 of Regulation S-K.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or, in her absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: <u>Via E-Mail</u>
        T.J. Jesky, Esq.